SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

New shares to be issued in connection with the scrip dividend alternative

On 27 August 2025, Prudential plc ("Prudential") announced a scrip dividend alternative in respect of the 2025 first interim dividend of 7.71 US cents per ordinary share (the "Dividend"), offered in accordance with the Evergreen Scrip Dividend Scheme Terms and Conditions. The scrip dividend alternative involves the issuance of relevant new ordinary shares on the Hong Kong line only. To participate in the scrip dividend alternative, shareholders must have held a minimum of 175 ordinary shares on the record date for the Dividend (5 September 2025).

Prudential announces that 2,175,535 ordinary shares of 5 pence each will be issued in connection with the scrip dividend alternative (the "Shares"). When issued, these Shares will rank pari passu with the existing ordinary shares. 704,332 of the Shares will be sold pursuant to the share dealing facility which Prudential has made available to enable United Kingdom shareholders to participate in the scrip dividend alternative if they cannot provide an address in Hong Kong or details of a Hong Kong qualifying brokerage account (a requirement of holding shares on the Hong Kong line). Further announcements will be made in due course in respect of the listing and admission of the Shares.

Consistent with the Board's policy on scrip and staff incentive scheme share issuances, it is intended that any minor dilution for shareholders resulting from the scrip issuance will be neutralised through the on-market buyback of shares on the London Stock Exchange.

Further details can be found in the Evergreen Scrip Dividend Scheme Terms and Conditions available on Prudential's website at www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend.

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

Contact

Tom Clarkson, Company Secretary, +44 (0)20 3977 9172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary